Jamie S. Miller
Senior Vice President – Controller
General Electric Capital Corporation

3135 Easton Turnpike
Fairfield, CT 06828
USA

T+1 203 373 2444
F+1 203 373 3005
Jamie.miller@ge.com

Via EDGAR

October 21, 2010

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	General Electric Capital Corporation
Form 10-K for Fiscal Period Ended December 31, 2009
Form 10-Q for Fiscal Period Ended March 31, 2010
File No. 001-06461

Dear Mr. Vaughn:

As a follow-up to our letter dated September 24, 2010 in response to your letter dated August 27, 2010 to Michael A. Neal, Chief Executive Officer of General Electric Capital Corporation, we are providing supplemental information to our previous response to question 7.

As requested, we will include disclosure along the following lines in our third quarter Form 10-Q.

“We test goodwill for impairment annually and more frequently if circumstances warrant. We determine fair values for each of the reporting units using an income approach. When available and appropriate, we use comparative market multiples to corroborate discounted cash flow results. For purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in our forecasts. We derive our discount rates using the capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our reporting unit valuations ranged from XX% to XX%. Valuations using the market approach reflect prices and other relevant observable information generated by market transactions involving comparable businesses.

(1)

Compared to the market approach, the income approach more closely aligns each reporting unit valuation to our business profile, including geographic markets served and product offerings. Required rates of return, along with uncertainty inherent in the forecasts of future cash flows are reflected in the selection of the discount rate. Equally important, under this approach, reasonably likely scenarios and associated sensitivities can be developed for alternative future states that may not be reflected in an observable market price. A market approach allows for comparison to actual market transactions and multiples. It can be somewhat more limited in its application because the population of potential comparables (or pure plays) is often limited to publicly-traded companies where the characteristics of the comparative business and ours can be significantly different, market data is usually not available for divisions within larger conglomerates or non-public subsidiaries that could otherwise qualify as comparable, and the specific circumstances surrounding a market transaction (e.g., synergies between the parties, terms and conditions of the transaction, etc.) may be different or irrelevant with respect to our business. It can also be difficult, under current market conditions, to identify orderly transactions between market participants in similar financial services businesses. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

We performed our annual impairment test of goodwill for all of our reporting units in the third quarter using data as of July 1, 2010. The impairment test consists of two steps:  in step one, the book value of the equity of the reporting unit is compared with its fair value; in step two, which is applied when the carrying amount of the equity is more than its fair value, the amount of goodwill impairment, if any, is derived by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of its equity, and comparing that amount with the carrying amount of goodwill. In performing the valuations, we used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of our testing, the fair values at the [reporting units] exceeded their book values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized.

Our [ABC reporting unit] had a goodwill balance of $X,XXX million at September 30, 2010. As the carrying amount exceeded the fair value of our [ABC reporting unit] by approximately $X billion as of July 1, 2010, we performed step two of the goodwill impairment test. Based on the results of the second step analysis for [ABC], the implied fair value of goodwill exceeded the carrying value of goodwill by approximately $X billion, and accordingly, no goodwill impairment was required. The performance of the step one and two tests for evaluating our [ABC] goodwill is dependent upon several assumptions related to this business, including loss estimates for our portfolio, new origination volume and margins, anticipated stabilization of the related markets, discount rates and fair values of the business’ assets and liabilities. Relatively minor changes to these assumptions could adversely affect the results of the impairment test.

Estimating the fair value of reporting units involves the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates described above could change in future periods.”

(2)

Should you have any questions regarding this matter, please contact me at (203) 373-2444.

GENERAL ELECTRIC CAPITAL CORPORATION

/s/ Jamie S. Miller
Jamie S. Miller
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company
M. A. Neal, Vice Chairman, General Electric Company and Chairman and Chief Executive Officer, General Electric Capital Corporation
K. S. Sherin, Vice Chairman and Chief Financial Officer, General Electric Company
J. S. Bornstein, Chief Financial Officer, General Electric Capital Corporation
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel; Chairman, Disclosure Committee, General Electric Company
W. J. O’Mara, Partner, KPMG LLP P. Tupper, Partner, KPMG LLP

(3)